METALINE CONTACT MINES
W.3848 TURTLE PATCH ROAD
PINE RIVER, WISCONSIN 54965
January 13, 2006
H. Roger Schwall
Assistant Director
Division of Corporate Finance
U.S. SECURITIES AND EXCHANGE COMMISSION
Division of Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549

Re:	Metaline Contact Mines
Form 10-KSB for the Year Ended December 31, 2004
Filed on March 25, 2005
Form 10-QSB for the Quarter Ended September 30, 2005
Filed on November 14, 2005
Response Letter dated December 12, 2005
SEC Comment Letter dated January 3, 2006
File number 0-31025
Dear Mr. Schwall:
Reference is made to your comment letter, dated January 3, 2006, (hereinafter the “Comment Letter”) regarding our annual report on Form 10-KSB for the year ended December 31, 2004, and our quarterly report on Form 10-QSB for the quarter ended September 30, 2005, which we received via facsimile on January 3, 2006, and regular mail on January 9, 2006.
We are pleased to provide the following responses to your Comment Letter:
Accounting Comments
Form 10-QSB for the Quarter Ended September 30, 2005
Statement of Operations, page F-3
1.	The Company calculated the weighted average number of common shares including the 1,000,000 shares for the acquisition of the Golden Chest Mine lease. The weighted average share numbers were not input correctly on the Edgarized Form 10-QBS. It has been corrected. Please see our amendment No. 1 to Form 10-QSB for the quarter ended September 30, 2005 filed herewith.
Statement of Cash Flows, page F-4
2.	The $250,000 value of the stock issued for the acquisition of the Golden Chest Mine lease has been included on the Statement of Cash Flows as a non-cash transaction. Please see our Amendment No. 1 to Form 10-QSB for the quarter ended September 30, 2005 filed herewith.

H. Roger Schwall, Assistant Director U.S. SECURITIES AND EXCHANGE COMMISSION	January 13, 2006 Page 2
Exhibit 31.1
3.	The 302 certifications have been revised in our Form 10-QSB for the quarter ended September 30, 2005 as requested. Please see our Amendment No. 1 to Form 10-QSB for the quarter ended September 30, 2005 filed herewith.
Engineering Comments
General
4.	Maps of the Pend Oreille/Metaline Zinc Mines and the Golden Chest Mine will contain the requested information in our upcoming Form 10-KSB filing.

5.	All references to reserves will be deleted from our upcoming Form 10-KSB filing.
In the event you have any questions please feel free to contact me at 920-987-5317.

Respectfully submitted, METALINE CONTACT MINES
By:	/s/ John W. Beasley
John W. Beasley
Secretary/Treasurer/CFO

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